invensys®

Invensys plc
Portland House
Bressenden Place
London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

82-02142

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington DC
20549
USA





11 October 2006

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notifications released to the London Stock Exchange concerning Tender Offer-US Dollar Notes.

Yours faithfully,

Rachel Spencer
Deputy Secretary

Copy to: Mr. T. Peterson
Mr. S. Wright

Registered Office: Portland House
Bressenden Place, London, SW1E 5BF
Registered in England No. 166023

Invensys PLC - Invensys PLC - Tender Offer-US Dollar Notes

RNS Number: 2792K
Invensys PLC
11 October 2006

Not for Release, Distribution or Publication in or into Italy.

This offer and tenders of Notes (as defined below) will not be accepted from, or on behalf of, holders of Notes in any jurisdiction in which the making of the Offer will not be in compliance with the laws or regulations of such jurisdiction. There are tender offer and distribution restrictions in the United Kingdom, France and Belgium as more fully set out in the Offer Document referred to below.

NOTICE OF OFFER TO
PURCHASE FOR CASH
by
INVENSYS PLC

U.S. Dollar 9.875% Notes due 2011 issued by Invensys plc (the 'Notes')
with an Aggregate Purchase Price (as defined below) of up to $188,000,000
Listed on the London Stock Exchange

October 11, 2006 - Invensys plc, a public limited company incorporated andexisting under the laws of England and Wales (the 'Company'), announced todaythe launch of a cash tender offer (the 'Offer') with respect to its U.S. Dollar 9.875% Notes due 2011 (the 'Notes') with an Aggregate Purchase Price (as defined below) of up to $188,000,000. The Offer will expire at 9:00 a.m., New York time, on November 9, 2006, unless the Offer is extended (such deadline, as may be extended, the 'Expiration Date'). Holders of Notes ('Noteholders') will be eligible to receive the Purchase Price (as defined below) by validly tendering their Notes at or prior to the Expiration Date. Noteholders will be eligible to receive the Total Consideration (as defined below) by validly tendering and not withdrawing their Notes at or prior to 5:00 p.m., New York time, on October 25, 2006, unless extended (such deadline as may be extended, the 'Early Tender Deadline').

The consideration for each $1,000 in principal amount of Notes tendered pursuant to the Offer will be determined in the following manner. The 'Total Consideration' for each $1,000 in principal amount of Notes accepted for payment pursuant to the Offer and validly tendered at or prior to the Early Tender Deadline is an amount (rounded to the nearest $0.01 per $1,000 principal amount of Notes) equal to the present value on the date of payment of the Total Consideration or the Purchase Price, as the case may be (the 'Settlement Date'), of all future cash flows on the Notes to March 15, 2008, being the earliest date the Notes may be redeemed at the option of the Company (the 'Redemption Date'), calculated in accordance with standard market practice, as described in the Company's offer to purchase for cash dated October 11,

2006 (the 'Offer Document') and based on the assumption that the Notes will be redeemed in full at $1,049.38 per $1,000 principal amount on the Redemption Date, minus accrued and unpaid interest to, but not including, the Settlement Date. The Total Consideration is intended to reflect a yield to the Redemption Date of the Notes based on the sum of (a) the yield on the 4.625% United States Treasury Note due March 31, 2008 (the 'Reference Bond') as calculated by the Dealer Manager in accordance with standard market practice, based on the bid side price for the Reference Bond at or around 10:00 a.m., New York time, on October 25, 2006, unless extended (such deadline as may be extended, the 'Price Determination Date'), as displayed on the Bloomberg Government Pricing Monitor, PX4, or any recognized quotation source selected by the Dealer Manager in its sole discretion if the Bloomberg Government Pricing Monitor is not available or is manifestly erroneous, plus (b) 125 basis points (the 'Fixed Spread').

The 'Purchase Price' is equal to the Total Consideration less the Early Tender Payment of $30.00 per $1,000 in principal amount of Notes validly tendered after the Early Tender Deadline but at or prior to the Expiration Date. The 'Aggregate Purchase Price' is equal to the total amount payable by the Company for all Notes accepted for payment by the Company, based on the Purchase Price and Total Consideration, as applicable, multiplied by the aggregate amount of Notes accepted for payment. To the extent that acceptance of all validly tendered Notes would cause the Aggregate Purchase Price to exceed $188,000,000, the Company will allocate its acceptance of offers on a pro rata basis (as described in the Offer Document). The Maximum Tender Amount is the maximum aggregate principal amount (rounded down to the nearest $1,000) the Company could purchase at the Total Consideration, assuming all Noteholders validly tendered their Notes at or prior to the Early Tender Deadline, without the Aggregate Purchase Price exceeding $188,000,000. The Maximum Tender Amount will be announced following the Price Determination Date.

Security Description for the Notes	CUSIP/ ISIN No.	Reference Bond	Fixed Spread	Early Tender Payment (per $1,000 principal amount)
U.S. Dollar 9.875% Notes due 2011 issued by Invensys plc (Maturity Date: March 15, 2011)	461204AB5/ G49133AJ3 US461204AB54/ USG49133AJ32	UST 4.625% due March 31, 2008	1.25%	$30.00

After the Early Tender Deadline, Noteholders will not be able to withdraw tendered Notes except under the limited circumstances described in the Offer Document.

The Offer is made upon, and completely subject to, the detailed terms and conditions set forth in the Offer Document, copies of which (together with requests for assistance) may be obtained by contacting the Dealer Manager, the Tender Agent, the Depositary Agent or the Information Agent listed below.

This announcement does not constitute a recommendation regarding the Offer. Noteholders should seek advice from an independent financial advisor as to the suitability of the transactions described herein for the individuals concerned. This announcement shall not constitute or form any part of any offer or invitation to subscribe for, underwrite or otherwise acquire, or any solicitation of any offer to purchase or subscribe for, securities in the United States or any other jurisdiction. The Offer Document is not an invitation to participate in the

Offer in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such invitation under applicable securities laws. The distribution of this announcement and the Offer Document in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Offer Document come are required by each of the Company, the Dealer Manager, the Tender Agent, the Depository Agent and the Information Agent to inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

United Kingdom. In the United Kingdom, the promotion of the Offer is restricted by Section 21 of the Financial Services and Markets Act 2000 ('FSMA'). In the United Kingdom, this announcement, insofar as it constitutes an invitation or inducement to participate in the Offer, is directed exclusively to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the 'Financial Promotion Order'), (ii) are persons falling within Article 43(2) of the Financial Promotion Order (iii) are persons falling within Article 49(2)(a) to (d) ('high net worth companies, unincorporated associations etc') of the Financial Promotion Order, (iv) are outside the United Kingdom, or (v) are persons to whom this announcement, the Offer Document and such documents or materials can otherwise be lawfully communicated or caused to be communicated (all such persons together being referred to as 'relevant persons'). In the United Kingdom, this announcement, insofar as it constitutes an invitation or inducement to participate in the Offer, must not be acted on or relied on by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

Republic of Italy. Neither this announcement nor the Offer made by the Offer Document nor any of the information contained herein constitutes an offer or an invitation to offer to sell or a promotional message of any form to any person (natural or legal) resident in the Republic of Italy to purchase, exchange or acquire the Notes, in the meaning set forth in articles 1, lett. (v), and 102. ff, of Legislative Decree February 24, 1998, n. 58. The Offer is not being made and will not be made, directly or indirectly, in or into, whether by mail or by any means or other instrument (including, without limitation, telephonically, or electronically) or any facility of a national securities exchange publicly or privately available in the Republic of Italy. An Offer to sell should not be made pursuant to the Offer by any such use, means, instrument or facility or from within the Republic of Italy. Doing so may render invalid any purported offer to sell. Accordingly, copies of this announcement, the Offer Document and any related documents should not be mailed or otherwise forwarded, distributed or sent in, into or from the Republic of Italy and persons receiving such document must not forward, distribute or send it in, into or from the Republic of Italy. Therefore, Noteholders are hereby notified that, to the extent such Noteholders are Italian residents or are located in Italy, the Offer is not available to them and, as such, any acceptance instruction on whatever form received from such person shall be void. Any person who may have a legal or contractual obligation to forward this announcement, the Offer Document and any related offer documents in the Republic of Italy should read the Offer Document before doing so. No prospectus will be lodged with, or registered by the Commissione Nazionale per le Societa e la Borsa (CONSOB) in respect of the Offer. Accordingly, neither this announcement, the Offer Document nor any other material relating to the Offer may be distributed or made available in the Republic of Italy.

Belgium. The Offer is not being made, directly or indirectly, to the public in Belgium. This announcement and the Offer Document have not been and will not be notified to nor approved by the Belgian Banking, Finance and Insurance Commission (Commission Bancaire,

Financiere et des Assurances/Commissie voor het Bank, Financie en Assurantiewezen) and neither this announcement, the Offer Document nor any other documents or materials relating to the Offer have been, or will be, approved by the Belgian Banking, Finance and Insurance Commission. Accordingly, the Offer may not be advertised and neither the Offer Document nor any such documents or materials may be distributed or made available in Belgium other than to institutional investors, as referred to in Article 3.2 of the Belgian Royal Decree of 7 July 1999 on the public character of financial transactions, acting for their own account.

France. The Offer is not being made, directly or indirectly, to the public in the Republic of France ('France'). Neither this announcement, the Offer Document nor any other documents or materials relating to the Offer have been or will be distributed to the public in France and only qualified investors (investisseurs qualifies), as defined in, and in accordance with, Articles L.411 2 and D.411 1 of the French Code Monetaire et Financier are eligible to participate in the Offer. The Offer Document has not been and will not be submitted to nor approved by the Authorite des Marches Financiers.

The Dealer Manager for the Offer is:
Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
Attn: Liability Management Group
Tel: +44 20 7545 8011
email: liability.management@db.com

The Tender Agent for the Offer is:
Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
Tel: +44 20 7547 5000
Fax: +44 20 7547 5001
email: xchange.offer@db.com
Attention: TSS - Restructuring Services Group

The Depositary Agent for the Offer is:
Deutsche Bank Trust Company Americas
DB Services Tennessee, Inc
Trust and Security Services
Reorganization Unit
648 Grassmere Park Road
Nashville, TN 37211
Attention: Karl Shepherd
Tel: +1 800 735 7777
email: spu-reorg.operations@db.com

The Information Agent for the Offer is:
D.F. King & Co., Inc.
48 Wall Street
New York, NY 10005
Banks and Brokers call: +1 212 269 5550 (collect)

All others call toll free +1 800 859 8511

UNDER NO CIRCUMSTANCES SHALL THIS NOTICE CONSTITUTE AN OFFER TO SELL OR ISSUE OR THE SOLICITATION OF AN OFFER TO BUY OR SUBSCRIBE FOR SECURITIES WHETHER IN THE UNITED KINGDOM OR ANY OTHER JURISDICTION.

COPIES OF THIS ANNOUNCEMENT HAVE BEEN SUBMITTED TO THE UK LISTTING AUTHORITY AND WILL SHORTLY BE AVAILABLE FOR INSPECTION AT THE DOCUMENT VIEWING FACILITY OF THE FINANCIAL SERVICES AUTHORITY, 25 THE NORTH COLONNADE, LONDON, E14 5HS.